Filed by Art Technology Group, Inc. pursuant to Rule
425 under the Securities Act of 1933, as amended and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Primus Knowledge Solutions, Inc.
Commission File No. 000-26273

On October 18, 2004 Art Technology Group, Inc. issued a press release related to its proposed acquisition of Primus Knowledge Solutions, Inc. The press release is attached as Exhibit 99.1 and incorporated herein by reference.